NO ACT

PE
2-10-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





11005998

March 24, 2011

Martin P. Dunn
O'Melveny & Myers LLP
1625 Eye Street, NW
Washington, DC 20006-4001



Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-24-11

Re: Yahoo! Inc.
Incoming letter dated February 10, 2011

Dear Mr. Dunn:

This is in response to your letters dated February 10, 2011 and February 23, 2011 concerning the shareholder proposal submitted to Yahoo! by John Chevedden. We also have received letters from the proponent dated February 14, 2011, February 15, 2011, and February 24, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 24, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Yahoo! Inc.
Incoming letter dated February 10, 2011

The proposal relates to acting by written consent.

There appears to be some basis for your view that Yahoo! may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Yahoo!'s request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). The documentary support that the proponent provided is dated December 14, 2010, but it does not appear that the proposal was actually submitted on that date. Accordingly, we will not recommend enforcement action to the Commission if Yahoo! omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Bryan J. Pitko
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 24, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Yahoo! Inc. (YHOO)
Shareholder Action by Written Consent
John Chevedden

Ladies and Gentlemen:

This responds further to the February 10, 2011 company request (supplemented) to avoid this established rule 14a-8 proposal.

The no action request presents the same empty argument about the word "record holder" that was rejected in the 2008 Hain Celestial no-action decision, in the 2010 Apache vs. Chevedden lawsuit, and in subsequent no-action decisions, especially 2010 News Corp.

In Hain Celestial, the Staff determined that a verification letter can come from an "introducing broker". The term "introducing broker" was coined by Wall Street decades ago to refer to a certain business practice that no longer exists, and hasn't existed since the immobilization of shares in DTC's vaults back in the 1970s. The term is occasionally resurrected to refer to some business practice or other, but there is no consistency in usage. In the Hain Celestial decision, the Staff resurrected the term "introducing broker".

In the United States, we have two separate regulatory regimes for holding equities. Equities can be held through broker-dealers, who are regulated by the SEC. Equities can also be held through banks. State-chartered banks, such as RTS, are regulated by the states. In resurrecting the term "introducing broker" in Hain Celestial, there is no reason to believe the Staff intended to exclude banks. Accordingly, "introducing broker" should be understood to include introducing banks. A more appropriate term might be "introducing securities intermediary".

A trust company such as RTS, or DTC for that matter, holds securities on behalf of others. RTS and DTC are both "non-depository trust companies" because neither of them will accept cash deposits or otherwise maintain bank accounts for clients. Non-depository trust companies are banks. They are regulated by bank regulators. They can join the Federal Reserve System. They do not advertise themselves as "banks" in order to avoid a false impression that they offer bank accounts or make loans.

The company cites last year's Apache vs. Chevedden lawsuit. It was a classic SLAPP (strategic lawsuit against public participation) lawsuit, with Apache Corp trying to squeeze the proponent financially. While the court gave a "narrow" decision allowing Apache to exclude the 2010 proposal, the case was actually a stunning victory for shareowner rights. The proponent represented himself. The court never even mentioned an Apache request that the proponent pay their legal expenses. The United States Proxy Exchange (USPX) submitted an amicus curiae brief that entirely discredited Apache's sweeping claims. If Apache had managed to deceive the court into accepting those claims, shareowner rights would have been severely impaired.

Apache claimed that Rule 14a-8(b)(2) says a proponent can demonstrate ownership of shares by submitting "to the company a written statement from the 'record' holder of your securities (usually a broker or bank) ..." so Apache insisted that the "record holder" must be a party listed on the company's stock ledger, i.e. Cede & Co. in most cases. This is not the intent of Rule 14a-8(b)(2). It has never been its intent, and the Staff has rejected such an interpretation of Rule 14a-8(b)(2) on a number of occasions. Most notable of these was the 2008 Hain Celestial no-action decision.

Based on the USPX's amicus curiae brief, the court rejected Apache's position, but found a reason to rule that Apache could exclude the 2010 proposal. It later turned out the court's reason was flawed. It is that flawed ruling that the company is attempting to tailgate on for the purpose of – just as Apache did through the SLAPP lawsuit – disenfranchising their own shareowners.

There are two key points of the Apache vs. Chevedden ruling:

1. The court described the ruling as "narrow", stating explicitly

> The ruling is narrow. This court does not rule on what Chevedden had to submit to comply with Rule 14a-8(b)(2). The only ruling is that what Chevedden did submit within the deadline set under that rule did not meet its requirements.

2. The court based its decision on material information provided by Apache that was factually incorrect.

The case was conducted on an accelerated schedule that bypassed oral arguments. Because it involved technical matters related to securities settlement and custody, the court was particularly dependent on the technical briefs submitted in the case. The fact that Apache made a number of claims that were blatantly false (as pointed out in the USPX brief) the court may have been hesitant in setting a precedent that might be based on flawed information. That may be why the court made a "narrow" ruling that would only apply to situations with identical circumstances.

Once the USPX amicus curiae brief shot down Apache's central arguments, Apache adopted an "everything but the kitchen sink" tack in a response brief. Apache cited any and every little fact they could come up with, vaguely implying ... who knows what?

Based on the abbreviated timeline set by the court, the proponent was not to be allowed to respond to this "kitchen sink" brief. The proponent did submit a motion for summary judgment, which afforded an opportunity to briefly respond to some of the Apache misrepresentations. But one slipped through. It is what the court based its decision on, and it was totally incorrect. Here is what it was.

The proponent holds his shares (both Apache and Yahoo!) through RTS. Apache visited the RTS website and noticed that RTS has a wholly owned broker subsidiary, Atlantic Financial Services (AFS). Apache then hypothesized that, perhaps, the proponent actually held his shares through the broker subsidiary and not RTS. Apache then proposed – and the court accepted that – the letter evidencing the proponent's share ownership should, perhaps, have come from AFS and not

RTS. Here is what the court said:

> RTS is not a participant in the DTC. It is not registered as a broker with the SEC, or the self-regulating industry organizations FINRA and SIPC. Apache argues that RTS is not a broker but an investment adviser, citing its registration as such under Maine law, representations on RAM's website, and federal regulations barring an investment adviser from serving as a broker or custodian except in limited circumstances ... The record suggests that Atlantic Financial Services of Maine, Inc., a subsidiary of RTS that is also not a DTC participant, may be the relevant broker rather than RTS. Atlantic Financial Services did not submit a letter confirming Chevedden's stock ownership. RTS did not even mention Atlantic Financial Services in any of its letters to Apache.

After the court's ruling, the proponent followed-up with RTS. RTS confirmed that they are a Maine chartered non-depository trust company, and that they do in fact directly hold the proponent's shares in an account (under the name RAM Trust) with Northern Trust. The RTS letter made no mention of AFS because AFS plays no role in the custody of the proponent's shares. For purposes of Rule 14a-8, RTS is the record holder of the proponent's securities. The court ruled "narrowly" against the proponent because the court thought AFS might be the real record holder.

Because the court explicitly made its decision "narrow", SEC staff is not bound to consider it in this no-action request. Because the decision was based on material, factually incorrect information, the Staff should not consider it.

Any suggestion that the court ruled in Apache vs. Chevedden that a verification letter must come from an institution that claims or demonstrates to be a DTC participant is blatantly false.

The RTS website lists the services RTS provides clients which includes "custody services." RTS has custody of the proponent's Yahoo! shares. RTS is the record holder. While RTS may provide investment management services for some clients, they do not provide such services for the proponent.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Stephen Carlson <carlsst@yahoo-inc.com>

RAM TRUST SERVICES

December 14, 2010

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern,

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 260 shares of Yahoo (YHOO) common stock, CUSIP #984332106, since at least November 25, 2009. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,



Michael P. Wood
Sr. Portfolio Manager

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289



O'MELVENY & MYERS LLP

BEIJING
BRUSSELS
CENTURY CITY
HONG KONG
LONDON
LOS ANGELES
NEWPORT BEACH

1625 Eye Street, NW
Washington, D.C. 20006-4001

TELEPHONE (202) 383-5300
FACSIMILE (202) 383-5414
www.omm.com

NEW YORK
SAN FRANCISCO
SHANGHAI
SILICON VALLEY
SINGAPORE
TOKYO

1934 Act/Rule 14a-8

February 23, 2011

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Yahoo! Inc.
Shareholder Proposal of John Chevedden
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

This letter concerns the request dated February 10, 2011 (the ***"Initial Request Letter"***) that we submitted on behalf of Yahoo! Inc., a Delaware corporation (the ***"Company"***), seeking confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by John Chevedden (the ***"Proponent"***) from the Company's proxy materials for its 2011 Annual Meeting of Shareholders (the "***2011 Proxy Materials***").

On February 14, 2011, the Proponent submitted correspondence to the Company and the Staff (the ***"First Proponent Letter"***) in which he made the following statements:

(1) "According to the attached U.S.P.S. email message the proposal was confirmed received by the company on December 18, 2010"; and

(2) "There is no means to prove delivery by Certified Mail to a particular office of the company. Thus, December 18, 2010 is the only day that can be used to calculate whether the company gave the proponent notice of any issue with the ownership verification letter within the proscribed 14-days."

With regard to delivery of the Proposal, the referenced U.S.P.S. email states only "Delivered, SUNNYVALE CA 94089, 12/18/10 8:57am." The First Proponent Letter is attached as Exhibit A.

On February 15, 2011, the Proponent submitted additional correspondence to the Company and the Staff (the ***"Second Proponent Letter"***) in which he states, "The Rule 14a-8 proposal was also submitted to the company on December 14, 2010." The Proponent copies into this letter what is purported to be an email to Cathy La Rocca, Sr. Investor Relations Manager at the Company. The Second Proponent Letter is attached as Exhibit B.

We submit this letter on behalf of the Company to supplement the Initial Request Letter and respond to the statements in the First Proponent Letter and the Second Proponent Letter. The Company also renews its request for confirmation that the Staff will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2011 Proxy Materials in reliance on Rule 14a-8.

I. EXCLUSION OF THE PROPOSAL

For the reasons discussed in the Initial Request Letter, the Company continues to be of the view that the Proponent has not provided proof of ownership that satisfies the requirements of Rule 14a-8. The Company also continues to be of the view that its Notice (as defined in the Initial Request Letter) was timely and sufficient for purposes of Rule 14a-8. In this regard, the Company notes that the Proponent has not, in the original submission of the Proposal, the First Proponent Letter, the Second Proponent Letter or at any other time, provided proof of ownership that is sufficient to establish his eligibility to submit a Proposal to the Company, responded in any substantive way to the deficiencies noted in the Notice, denied any of the facts set forth in the Initial Request Letter regarding the insufficiency of his proof of ownership or denied the facts supporting the Company's assertion that its Notice was timely (other than to forward the purported email to Ms. La Rocca -- a party who was not a proper recipient for the Proposal and who did not actually receive the Proposal).

In the First Proponent Letter and the Second Proponent Letter, the Proponent argues that the Notice was "untimely" and, therefore, he "request[s] that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy." In assessing the Proponent's request, it is important to note the following:

- The Proponent delivered the Proposal to the wrong parties at the Company, despite the fact that the proper person and mailing address to which proposals should be submitted were stated clearly in the Company's 2010 proxy materials.
- The Proponent indicated in his letter dated December 14, 2010 to Roy Bostock that he was copying that letter to Michael J. Callahan, Esq., the Company's Corporate Secretary and the proper recipient of the Proposal. However, no such copy was ever received by Mr. Callahan and the Proponent has not suggested that such a letter was sent.

- The Proponent has indicated that he emailed the Proposal to Ms. La Rocca, but Ms. La Rocca did not receive that email and was not the appropriate person to whom to send the Proposal.
- For the reasons specified in the Initial Request Letter, the Proponent did not provide sufficient proof of ownership to demonstrate his eligibility to submit the Proposal to the Company.
- The Proponent was given timely notice of the deficiency in his proof of ownership.
- The Proponent has been provided every opportunity under Rule 14a-8 to demonstrate his eligibility to submit the Proposal -- the Notice fully described the deficiencies in his purported proof of ownership and the Proponent was afforded the full 14-day period provided by Rule 14a-8 to submit appropriate proof of ownership.
- The Proponent failed to provide any proof of ownership in response to the Notice.

Put simply, the Proponent has never provided valid proof of his eligibility to submit a Proposal under Rule 14a-8, despite being given full opportunity to do so. Despite this background, the Proponent has asked the Staff to (1) ignore the facts surrounding his submission of the Proposal and response to the Notice; (2) look to what he argues is a one-day delay in receiving the Notice (an argument that has no basis in Rule 14a-8 or in the Staff's precedent regarding the application of that Rule and has its factual basis solely in the Proponent's failure to deliver the Proposal to the person and address identified in the 2010 proxy materials for such delivery); (3) ignore his failure to provide sufficient proof of ownership to the Company (either at the time of submission of the Proposal or within the 14-day period following his receipt of the Notice); and (4) determine that the Company is required to include the Proposal in its 2011 Proxy Materials.

The Initial Request Letter demonstrated that the Proponent has not provided the proof of eligibility required by Rule 14a-8. The Proponent has not, in the original submission of the Proposal, the First Proponent Letter, the Second Proponent Letter or at any other time, provided such required proof of eligibility. As such, the Company is not required to include the Proposal in its 2011 Proxy Materials and, instead, is permitted to exclude the Proposal in reliance on Rule14a-8(b).

* * * *

III. CONCLUSION

For the reasons discussed in the Initial Request Letter and the additional reasons set forth above, the Company previously maintained and continues to believe that the Proposal may be omitted in reliance on Rule 14a-8. The Company therefore renews its request that the Staff concur with the Company's view that the Proposal and Supporting Statement may be omitted from the 2011 Proxy Materials in reliance on Rule 14a-8. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,



Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Mr. John Chevedden

Michael J. Callahan, Esq.
Christina Lai, Esq.
Yahoo! Inc.

EXHIBIT A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 14, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Yahoo! Inc. (YHOO)
Shareholder Action by Written Consent
John Chevedden

Ladies and Gentlemen:

This responds to the February 10, 2011 company request to avoid this established rule 14a-8 proposal.

According to the attached U.S.P.S email message the proposal was confirmed received by the company on December 18, 2010.

Rule 14a-8 states:
"In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery."

There is no means to prove delivery by Certified Mail to a particular office of the company. Thus December 18, 2010 is the only day that can be used to calculate whether the company gave the proponent notice of any issue with the ownership verification letter within the proscribed 14-days.

Thus a company letter of January 3, 2011 is untimely.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Stephen Carlson

------ Forwarded Message
From: "U.S._Postal_Service_" <U.S._Postal_Service@usps.com>
Date: Sat, 18 Dec 2010 12:11:56 -0600 (CST)
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: USPS Shipment Info for 7009 2820 0001 6210 6046

This is a post-only message. Please do not respond.

Track & Confirm e-mail update information provided by the U.S. Postal Service.

Label Number: 7009 2820 0001 6210 6046

Service Type: First-Class Certified Mail

Shipment Activity	Location	Date & Time
Delivered	SUNNYVALE CA 94089	12/18/10 8:57am
Arrival at Unit	SUNNYVALE CA 94086	12/17/10 7:15am
Acceptance	REDONDO BEACH CA 90278	12/15/10 9:35am

Reminder: Track & Confirm by email

Date of email request: 12/15/10

EXHIBIT B

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 15, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Yahoo! Inc. (YHOO)
Shareholder Action by Written Consent
John Chevedden

Ladies and Gentlemen:

This responds further to the February 10, 2011 company request to avoid this established rule 14a-8 proposal.

The rule 14a-8 proposal was also submitted to the company on December 14, 2010 (emphasis added):
------ Forwarded Message
From: *** FISMA & OMB Memorandum M-07-16 ***
Date: Tue, **14 Dec 2010** 13:12:42 -0800
To: Cathy La Rocca <cathy@yahoo-inc.com>
Conversation: Rule 14a-8 Proposal (YHOO)
Subject: Rule 14a-8 Proposal (YHOO)

Dear Ms. La Rocca,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

Rule 14a-8 states (emphasis added):
The proposal must be received at the company's **principal executive offices** not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting.

The company January 4, 2011 letter thus gave an irrelevant response by only saying that "Ms. La Rocca is not the Company's Corporate Secretary.

Thus the company January 3, 2011 and January 4, 2011 letters are untimely.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Stephen Carlson



O'MELVENY & MYERS LLP

BEIJING
BRUSSELS
CENTURY CITY
HONG KONG
LONDON
LOS ANGELES
NEWPORT BEACH

1625 Eye Street, NW
Washington, D.C. 20006-4001

TELEPHONE (202) 383-5300
FACSIMILE (202) 383-5414
www.omm.com

NEW YORK
SAN FRANCISCO
SHANGHAI
SILICON VALLEY
SINGAPORE
TOKYO

1934 Act/Rule 14a-8

February 10, 2011

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Yahoo! Inc.
Shareholder Proposal of John Chevedden
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client Yahoo! Inc., a Delaware corporation (the ***"Company"***), which requests confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the enclosed shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by John Chevedden (the ***"Proponent"***) from the Company's proxy materials for its 2011 Annual Meeting of Shareholders (the "***2011 Proxy Materials***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

I. PROCEDURAL HISTORY

The Proposal requests that the Company's Board of Directors undertake necessary steps to enable shareholder action by written consent. The following is the procedural history of submission of the Proposal:

December 15, 2010	The Proponent mails the Proposal to the attention of Roy Bostock, the Company's Chairman of the Board. The cover letter of the Proposal is dated December 14, 2010. The Proposal is postmarked December 15, 2010 according to its U.S. Postal Service (***"USPS"***) label. A proof of ownership letter from Ram Trust Services (***"RTS"***) enclosed with the Proposal is dated December 14, 2010. *See* Exhibit A.
December 18, 2010	According to the Proponent, the Company "received" the package containing the Proposal on Saturday, December 18, 2010. The Company's mailroom is closed on Saturdays; however, an outside vendor used by the Company couriers mail from the Post Office to the Company, which may explain why USPS tracking information shows the package as having been delivered on such date.
December 20, 2010	The Proposal is processed at the Company's mailroom, just prior to a Company shut-down lasting ten days.
January 3, 2011	The Company's Corporate Secretary receives from the mailroom the package containing the Proposal. On the same day, the Company sends to the Proponent a deficiency letter (the ***"Notice"***) noting two deficiencies: (1) the proof of ownership was dated December 14, 2010, whereas the Proposal was submitted on December 15, 2010 according to its USPS postmark; and (2) the letter of ownership did not adequately demonstrate that either RTS or The Northern Trust Company, referenced in the RTS letter, were record holders of the Proponent's shares as required by Rule 14a-8. The Company's January 3, 2011 letter requests that the Proponent remedy the deficiencies and submit sufficient proof of ownership within 14 days of receiving the deficiency notice. *See* Exhibit B.
January 3, 2011	The Proponent replies to the Company's Notice via email on January 3, 2011 stating that he submitted his Proposal to Cathy La Rocca, Sr. Investor Relations Manager at the Company, on December 14, 2010. *See* Exhibit C. This email appears to include a forwarded email message from the Proponent to Ms. La Rocca, dated December 14, 2010. Ms. La Rocca has no knowledge of this

	email and did not receive it. The Proponent does not otherwise respond to any of the deficiencies noted in the Company's Notice.
January 4, 2011	The Company sends a second letter to the Proponent (the ***"Second Notice"***) noting that Commission guidance instructs that shareholder proposals be submitted to a company's principal executive offices at the address listed in the company's proxy statement and that the Company's proxy statement instructs that shareholder proposals be submitted to the attention of the Corporate Secretary at its principal executive offices. The letter concludes that the December 14, 2010 email to the Company's Sr. Investor Relations Manager was not proper submission of the Proposal as required by Rule 14a-8 and reiterated the Company's request that the Proponent respond to the deficiencies identified in the Company's Notice. *See* Exhibit D.
January 10, 2011	The Proponent responds on January 10, 2011 asserting that the Proposal he mailed on December 15, 2010 was received by the Company on December 18, 2010 and that therefore the Company's January 3, 2011 deficiency notice was untimely because it was sent more than 14 days after December 18, 2010. *See* Exhibit E. The Proponent does not otherwise respond to any of the deficiencies noted in the Company's Notice.
January 17, 2011	The 14-day deadline for responding to the Notice passes without the Proponent submitting any additional correspondence to adequately provide proof of ownership to the Company.

II. EXCLUSION OF THE PROPOSAL

A. Basis for Exclusion of the Proposal

As discussed more fully below, the Company believes that it may properly omit the Proposal from its 2011 Proxy Materials in reliance on Rule 14a-8(f), as the Proponent did not provide sufficient proof of ownership of the Company's common stock as of the date the Proposal was submitted as required by Rule 14a-8(b).

B. The Proposal May Be Excluded in Reliance on Rule 14a-8(f), As the Proponent Has Not Sufficiently Demonstrated His Eligibility to Submit a Shareholder Proposal Under Rule 14a-8(b)

Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." When the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do pursuant to Rule 14a-8(b)(2)(i) by submitting a written statement from the record holder of the securities verifying that the shareholder has owned the requisite amount of securities continuously for one year *as of the date the shareholder submits the proposal*. *See* Staff Legal Bulletin No. 14 (July 13, 2001) (***"SLB 14"***) at page 12 (emphasis added).

Rule 14a-8(f)(1) permits a company to exclude a shareholder proposal from the company's proxy materials if a shareholder proponent fails to comply with the eligibility or procedural requirements under Rule 14a-8, provided that the company has timely notified the proponent of any eligibility or procedural deficiencies and the proponent has failed to correct such deficiencies within 14 days of receipt of such notice.

1. The Company's deficiency notice of January 3, 2011 was timely

Rule 14a-8(f) requires any company that intends to seek exclusion of a proposal on the basis of non-compliance with Rule 14a-8(b) to notify the shareholder of the procedural deficiency within 14 days of receipt of the proposal. The Company did not "receive" the Proposal within the meaning of Rule 14a-8 until December 20, 2010, and therefore the Company's deficiency notice of January 3, 2011 was provided within 14 calendar days of receiving the Proposal as required by Rule 14a-8. Section C.3.c of SLB 14 explicitly provides where shareholders should send their proposals:

> "The proposal must be received at the company's principal executive offices. Shareholders can find this address in the company's proxy statement. If a shareholder sends a proposal to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement."

SLB 14 at page 15. The Company's proxy statement for the 2010 Annual Meeting of Shareholders, filed with the Commission on April 29, 2010 and made available to shareholders on or about May 7, 2010, specifically directs shareholders to send their proposals for inclusion in the Company's proxy materials for the 2011 Annual Meeting of Shareholders pursuant to Rule 14a-8 to the Company's Corporate Secretary at 701 First Avenue, Sunnyvale, California 94089. The Proponent's December 14, 2010 email to the Company's Sr. Investor Relations Manager, of which the Corporate Secretary did not learn until it was forwarded by the Proponent on January 3, 2011, clearly failed to meet this requirement. Other Staff guidance and precedent only bolster this conclusion.

Staff Legal Bulletin No. 14C (June 28, 2005) places the burden of proper submission of proposals on shareholders by instructing them "in those instances where the company does not disclose in its proxy statement a facsimile number for submitting proposals, . . . to contact the company to obtain the correct facsimile number for submitting proposals and responses to notices of defects." *See* Section F. The Proponent has never claimed that he has identified, nor is there any evidence that he has ever attempted to identify, a correct facsimile number or email address for submitting his Proposal to the Company. Staff precedent also plainly establishes that proposals not submitted to the Company's principal executive offices are excludable. *See, e.g., Xerox Corp.* (May 2, 2005) (concurring in the exclusion of a proposal that was sent to a fax number of the Treasury Department of the company even though it was in the same building but on a different floor of the principal executive offices); *see also Alcoa Inc.* (January 12, 2009) (allowing exclusion of a proposal that was faxed to a branch office and emailed to the Investor Relations group rather than the Corporate Secretary's office); *Intel Corporation* (March 5, 2004) (proposal excludable when received after the deadline because proponent's alleged pre-deadline submission was sent to the company's engineering department, not its principal executive offices); *The DIRECTV Group, Inc.* (March 23, 2005) (proposal excludable when received after the deadline because Proponent sent it to the communications department of a subsidiary, not the company's principal executive offices); *The Coca Cola Company* (Jan. 11, 2001) (proposal excludable when proponent emailed it to the company's transfer agent's address listed on its website and the proposal was forwarded to the company after the deadline). Clearly, the Proponent's purported December 14, 2010 email was not a proper submission of the Proposal. Moreover, the Company has confirmed with Ms. La Rocca that she never received such email correspondence from the Proponent.

Further, contrary to the Proponent's assertion, the Company did not "receive" the Proposal at its principal executive officers on December 18, 2010. As an initial fact, just as with the December 14, 2010 email, the package containing the Proposal that was mailed by the Proponent on December 15, 2010, and purportedly delivered on December 18, 2010, was not addressed to the Corporate Secretary (as the Company's proxy statement requests), but to the attention of the Chairman of the Board.[1] Second, as explained above, the Company's offices are closed on Saturdays and, despite the transportation of the package from the Post Office to the Company's closed offices by an outside vendor on Saturday, December 18, 2010, the package containing the Proposal was not "received" by the Company until Monday, December 20, 2010. That transportation from the Post Office to the Company does not constitute receipt of the Proposal for purposes of Rule 14a-8 is clear from the language of both Rule 14a-8 and SLB 14. Both use the word "receive" or "receipt" rather than "submission" or "delivery" when referring to the event triggering the Company's obligation to send a deficiency notice. *See* Rule 14a-8(f)(6) ("Within 14 calendar days of *receiving* your proposal, the company must notify you in writing of any procedural or eligibility deficiencies . . . .") (emphasis added); SLB 14 at 4 (same); *see also* SLB 14 at 18 (noting that events could delay the shareholder's receipt of the deficiency notice and that therefore the company should not set a specific date for responding to the deficiency notice but should instead require a response within 14 calendar days of *receiving* the notice) (emphasis added). Staff precedent is also in accord. For example, in *Sempra Energy* (January 21, 2009), the Staff allowed reliance on Rule 14a-8(f) to exclude a proposal when the company sent a deficiency notice on October 2, 2008, the date the proposal was received by the

---

[1] Although the Corporate Secretary was listed in the CC box in the bottom of the cover letter, the Corporate Secretary never received a separate copy of the letter submitting the Proposal.

company's Corporate Secretary, even though the proposal was dated September 13 and postmarked September 15, 2008. In *Sempra Energy*, it was unclear when the proposal arrived at the Company headquarters since, as in this instance, the proposal was not sent to the Corporate Secretary as directed in the company proxy materials. Similarly, mail delivery of the Proposal to the Company's closed offices on Saturday, December 18, 2010 should not be considered to have started the clock on the Company's obligation to provide notice under Rule 14a-8(f).

Finally, even assuming *arguendo* that the Company received the Proposal on December 18, 2010, the Company's January 3, 2011 deficiency letter in no way jeopardized the Proponent's ability to remedy the defects in his proof of eligibility when the deficiency letter gave him the full 14 calendar days to respond as required by Rule 14a-8(f). In *Exelon Corporation* (February 23, 2009), the Staff concurred in the exclusion of a proposal postmarked September 15, 2008 and received by the company on September 24, 2008 when the company did not send its deficiency notice until November 24, 2008. The company had argued that the proponents were not affected or prejudiced by its failure to provide written notice of the deficiencies within Rule 14a-8(f)(1)'s 14-day period because the company allowed them 14 days from the receipt of the November 24 letter to correct the deficiencies. Because the proponents failed to do so, the company was allowed to exclude the proposal.[2] In this case too, the Company provided the Proponent ample opportunity to remedy the Proposal's defects by affording him 14 days to respond to the Notice and, although Rule 14a-8 does not require a company to send a proponent a second notice, by sending the Proponent the Second Notice alerting him to the fact that his submissions to the Company had not been addressed as directed in the Company's 2010 proxy materials. Despite these efforts, the Proponent affirmatively chose not to respond to the Company's repeated requests for adequate proof of ownership as of the date he submitted the Proposal. The Proposal can therefore be properly excluded.

2. *The Proposal did not adequately establish proof of ownership of the Company's shares as required by Rule 14a-8(b)*

As stated in the Notice and Second Notice, the Proponent did not provide sufficient proof of his ownership of the Company's shares as required by Rule 14a-8(b). Specifically, the Notice explained that Rule 14a-8(b) requires that the Proponent submit sufficient proof of ownership in the form of either a written statement from the record holder of the Proponent's shares or a copy of a Schedule 13D/13G or Form 3/4/5 filed by the Proponent with the Commission reflecting his ownership of the Company's shares as of the date on which the Proposal was submitted. The Proponent failed to address this deficiency.

The Proposal was accompanied by a letter from RTS, dated December 14, 2010, that states that RTS is a Maine chartered non-depository trust company and that, through it, the Proponent has continuously held the Company's stock since at least November 25, 2009.

---

[2] Even though in *Exelon* the company called one of the proponents on September 29, 2008 -- within the 14-day period from the receipt of the letter -- that telephone communication clearly did not satisfy the terms of Rule 14a-8(f)(1), which requires the deficiency notice to be in writing. The key was sending a written deficiency notice and giving the proponents 14 days to respond.

Notably, the letter does not identify RTS as an "introducing broker."[3] The letter then states that RTS, "in turn hold[s] those shares through the Northern Trust Company in an account under the name [RTS]." *See* Exhibit A attached hereto. As explained in the Notice, there is no indication from the RTS letter that either the Northern Trust Company or RTS is the record holder of the Proponent's shares. Furthermore, neither the Proponent nor any such entity appears on the records of the Company's transfer agent as a record holder of the Company's shares. Indeed, just a few months ago, a federal district court has ruled in a case involving the same Proponent that a similar letter from RTS did not establish the Proponent's ownership of that company's stock. *See Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010).

In *Apache*, the Proponent initially provided Apache with a broker letter from RTS purporting to confirm his ownership of shares of Apache. *Id.* at 730-31. Apache informed the Proponent that the letter from RTS was insufficient to confirm his current ownership of shares or the length of time that he had held the shares, noting that the letter from RTS did not identify the record holder of the shares of Apache purported to be owned by the Proponent or include the necessary verification required by Rule 14a-8(b)(2). *Id.* at 731. In response, the Proponent provided a letter from RTS as "introducing broker for the account of John Chevedden" that, like the earlier letter from RTS, purported to confirm the Proponent's ownership. *Id.* at 731-32. However, the Court found that the letters "from RTS -- an unregistered entity that is not a [Depository Trust Company] participant -- were" insufficient proof of eligibility for purposes of Rule 14a-8(b)(2), "particularly when the company has identified grounds for believing that the proof of eligibility is unreliable." *Id.* at 741. Noting inconsistencies between the publicly available information about RTS and the statement in the letter from RTS (that RTS was a "broker") and that RTS is a not a participant in the Depository Trust Company, the court held that a purported proof of ownership letter from RTS did not qualify as a statement from the record holder of the proponent's shares and that it is therefore insufficient to prove ownership of stock under Rule 14a-8(b). *See id.* at 734. In this instance, the Proponent's purported proof of ownership submitted to the Company does not identify RTS or the Northern Trust Company as the record holder of his shares, nor does it identify RTS as an "introducing broker," and the Proponent has not offered any other evidence of his ownership of the Company's shares. Therefore, the Proponent has not met the requirements of Rule 14a-8(b).

The RTS letter fails to provide sufficient proof of ownership of the Proponent's shares in another respect. The RTS letter is dated December 14, 2010, while the Proposal is postmarked December 15, 2010. *See* Exhibit A attached hereto. As explained in the January 3, 2011 letter, Rule 14a-8(b) expressly requires that the written statement from the record holder verify that the Proponent continuously held the Company shares for at least one year "at the time [he] submitted [his] proposal." The one-day difference is significant, and the Staff has said so explicitly. In SLB 14, this precise scenario has been addressed:

---

3 In this regard, the Company notes the view expressed in *The Hains Celestial Group, Inc.* (October 1, 2008) that a "a written statement from an introducing broker-dealer constitutes a written statement from the 'record' holder of securities, as that term is used in [R]ule 14a-8(b)(2)(i)."

> (3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

SLB 14 at p. 13. Consistent with this guidance, when a company has provided sufficient notice to a shareholder of procedural or eligibility deficiencies under Rule 14a-8(f)(1), the Staff has consistently permitted companies to omit shareholder proposals pursuant to paragraphs (b) and (f) of Rule 14a-8 when the proof of ownership submitted by a proponent pre-dates the submission of the proposal. *See Microchip Technology Incorporated* (May 26, 2009) (concurring in the view that a proposal could be excluded where the proponent submitted a letter from the record holder dated five days before the proponent submitted its proposal to the company); *International Business Machines Corp.* (December 7, 2007) (concurring in the view that a proposal could be excluded where the proponent submitted a broker letter dated four days before the proponent submitted her proposal to the company); *Exxon Mobil Corporation* (March 1, 2007) (concurring in the view that a proposal could be excluded where the proponent submitted a broker letter dated ten days before the proponent submitted her proposal to the company). For this reason alone, the Proposal may be properly excluded.

Furthermore, on numerous occasions the Staff has concurred in the exclusion of a proposal where the proponent's response to a deficiency notice failed to meet the requirements of Rule 14a-8(b) and the company (in accordance with Staff precedent) did not send a second deficiency notice. *See, e.g., Time Warner Inc.* (February 19, 2009) (permitting the exclusion of a proposal when the proponent's timely response to a deficiency notice failed to establish sufficiently the proponent's ownership, and the company did not send a second notice); *see also General Electric Co.* (December 19, 2008); *Exxon Mobil Corp.* (January 29, 2008); *Qwest Communications International Inc.* (January 23, 2008); *Verizon Communications Inc.* (January 8, 2008); *International Business Machines Corp.* (December 19, 2004). In this case, even though the Company was under no obligation to send the Second Notice, it did so upon receipt of the Proponent's emailed response to the Notice on January 3, 2011, reiterating its request to provide sufficient proof of ownership of the Company's shares and reiterating the fact that the Company received the Proposal on December 20, 2010. The only response that the Proponent has provided to these communications by the Company was the assertion that the deficiency notice is untimely. The Proponent failed to cure the deficiencies in his Proposal, rendering it excludable under Rule 14a-8.

The Proponent failed to provide sufficient proof of his ownership of the Company's shares. The Company gave notice of the deficiency to the Proponent in full compliance with

Rule 14a-8(f) by describing the eligibility requirements of Rule 14a-8(b), explaining the deficiencies in the proof of ownership letter submitted with the Proposal, notifying the Proponent of the requirement to respond within 14 days from the date of receipt of the Notice in order for his Proposal to be eligible for inclusion in the 2011 Proxy Materials, and providing him with a copy of Rule 14a-8. *See* Exhibit B attached hereto. The Proponent failed to offer any cure or provide any additional proof of his eligibility to submit the Proposal. Indeed, the Proponent has never provided proof of ownership from the purported record holder of the Proponent's shares. Based on the foregoing analysis, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2011 Proxy Materials in reliance on paragraphs (b) and (f) of Rule 14a-8.

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2011 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2011 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,



Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Mr. John Chevedden

Michael J. Callahan, Esq.
Christina Lai, Esq.
Yahoo! Inc.

EXHIBIT A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Roy J. Bostock
Chairman of the Board
Yahoo! Inc. (YHOO)
701 1st Ave
Sunnyvale CA 94089
Phone: 408 349-3300
Fax: 408 349-3301

Dear Mr. Bostock,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

December 14, 2010
Date

cc: Michael J. Callahan
Corporate Secretary
Cathy La Rocca < >
PH:

[YHOO: Rule 14a-8 Proposal, December 14, 2010]

3* – Shareholder Action by Written Consent

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

This proposal topic won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company only "C" with "High Concern" for Executive Pay – $47 million for Carol Bartz.

The Corporate Library said Ms. Bartz's 2009 golden hello consisted of an inducement option with a grant date value of $27 million, as well as a Make-Up Grant with a grant date value of $10 million. Ms. Bartz also received market-priced stock options that risk giving rewards due to a rising market alone, regardless of CEO performance.

Ms. Bartz was also marked as a "Flagged (Problem) director" by The Corporate Library due to her New York Stock Exchange board service during the tenure of its CEO Dick Grasso – famous for his $140 million golden parachute. Eric Hippeau (33% of our Nomination Committee) and Gary Wilson (33% of our Audit Committee) were marked as "Flagged (Problem) directors" due to their respective involvement with the boards of Global Crossing and the Northwest Airlines (filed for bankruptcy).

Arthur Kern attracted our highest negative votes as the sole member or our Executive Pay Committee, which had 13 meetings in a year. Mr. Kern also had 14-years tenure (independence concern) and was also 33% of our Nomination Committee.

We had no proxy access, no cumulative voting and no shareholder right to call a special meeting. Plus we had a poison pill with a 15% threshold.

Please encourage our board to respond positively to this proposal to initiate the improved corporate governance and financial performance that we deserve: **Shareholder Action by Written Consent – Yes on 3.***

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***



December 14, 2010

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern,

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 260 shares of Yahoo (YHOO) common stock, CUSIP #984332106, since at least November 25, 2009. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,



Michael P. Wood
Sr. Portfolio Manager

45 Exchange Street Portland Maine 04101 Telephone 207 775 2354 Facsimile 207 775 4289

*** FISMA & OMB Memorandum M-07-16 ***


CERTIFIED MAIL
7009 2820 0001 6210 6046


UNITED STATES POSTAL SERVICE
1000


94089

U.S. POSTAGE
PAID
NORTH REDONDO B.C.
90278
DEC 15, 10
AMOUNT
$4.34
00050100-13

Mr. Roy J. Bostock
Chairman of the Board
Yahoo! Inc.
701 1st Ave
Sunnyvale CA 94089



FROM: redondo beach
CARR: USPS
TRK#: 70092520000162100046700928200001
RCVD: 12/20/2010 09:36

TO: TOY J BOSTOCK NOT IN SYS
PH:
MSC:
PCS: 1



CUB: TOY J BOSTOCK NOT IN SYSTEM
MSC:

EXHIBIT B

Subject: FW: Yahoo!: Rule 14a-8 Submission
Attachments: shareholder proposal.pdf

From: Stephen Carlson (Legal)
Sent: Monday, January 03, 2011 4:59 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Yahoo!: Rule 14a-8 Submission

Mr. Chevedden:

Attached please find Yahoo!'s response to your Rule 14a-8 submission dated December 14, 2010.

Very truly yours,

stephen
carlson
legal director

701 first avenue, sunnyvale, ca, 94089-0703
fax (408) 349 3400

YAHOO!



January 3, 2011

Via Email FISMA & OMB Memorandum M-07-16 ***

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: <u>*Shareholder Proposal*</u>

Dear Mr. Chevedden:

We received the shareholder proposal you submitted via U.S. mail on December 15, 2010 for inclusion in the proxy materials for the 2011 annual meeting of stockholders of Yahoo! Inc. (the "Company").

Rule 14a-8 under the Securities Exchange Act of 1934 (a copy of which is enclosed) sets forth certain eligibility and procedural requirements that must be satisfied for a shareholder to submit a proposal for inclusion in a company's proxy materials. One of these requirements is Rule 14a-8(b), which requires each shareholder proponent to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to be voted on the proposal for at least one year as of the date the shareholder proposal was submitted. In accordance with Rule 14a-8(f) (Question 6), we hereby notify you that we are unable to confirm that the proposal you submitted meets this requirement of Rule 14a-8 for inclusion in the Company's proxy materials because (i) the Company's stock records do not indicate that either you, or RAM Trust Services or The Northern Trust Company (the account and entity through which your shares appear to be held) is the record owner of sufficient shares to satisfy Rule 14a-8's share ownership requirements, and (ii) we did not receive proof from you that you have satisfied Rule 14a-8's share ownership requirements as of the date the proposal was submitted to the Company.

In particular, we note the following:

1. You transmitted with your proposal a letter from Ram Trust Services that purports to verify your beneficial ownership of the Company's shares by stating that your shares are held "through The Northern Trust Company in an account under the name Ram Trust Services." Rule 14a-8(b) requires that the written statement proving your beneficial ownership be submitted by the "record" holder of your shares. There is no indication in the letter from Ram Trust Services that either The Northern Trust Company or Ram Trust Services is the record holder of your shares, and neither you nor any such entity appears on our records as a record holder of the Company's shares.

701 first avenue
sunnyvale, ca 94089
phone 408 349 3300 fax 408 349 3301



2. The letter from Ram Trust Services that you submitted with your proposal is dated December 14, 2010. However, Rule 14a-8(b) expressly requires that the written statement from the record holder of your shares verify that you continuously owned your shares for a period of one year at the time you submitted your proposal. Because the proof of ownership you provided is dated prior to December 15, 2010, the date on which you submitted your proposal, we do not believe that the letter from RAM Trust Services is sufficient confirmation that you satisfy this requirement.

To remedy these defects, you must submit sufficient proof that you have satisfied Rule 14a-8's share ownership requirements at the time you submitted your proposal. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date your proposal was submitted, you continuously held the requisite number of the Company's shares for at least one year; or

- if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the Company's shares as of the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the required number of shares for the one-year period.

In accordance with Rule 14a-8(f)(1), and in order for the proposal you submitted to be eligible for inclusion in the Company's proxy materials, your response to the requests set forth in this letter must be postmarked, or transmitted electronically, no later than 14 days from the date that you receive this letter.

Please note that the requests in this letter are without prejudice to any other rights that the Company may have to exclude your proposal from its proxy materials on any other grounds permitted by Rule 14a-8.

Very truly yours,



Christina Lai
Associate General Counsel

Attachment -- Copy of Rule 14a-8 under the Securities Exchange Act of 1934

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than

30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

   1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

   2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

   1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

   2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net carning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

    iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead

include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

    i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

    ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

EXHIBIT C

Subject: FW: Rule 14a-8 Proposal (YHOO)
Attachments: CCE00008.pdf

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, January 03, 2011 6:32 PM
To: Stephen Carlson (Legal)
Subject: Rule 14a-8 Proposal (YHOO)

Mr. Carlson, Thank you for acknowledging receipt of the rule 14a-8 proposal. The proposal was submitted on December 14, 2010 according to the information below and the attachment. Please let me know if there is a question.
Sincerely,
John Chevedden

------ Forwarded Message
From: *** FISMA & OMB Memorandum M-07-16 ***
Date: Tue, 14 Dec 2010 13:12:42 -0800
To: Cathy La Rocca < com>
Conversation: Rule 14a-8 Proposal (YHOO)
Subject: Rule 14a-8 Proposal (YHOO)

Dear Ms. La Rocca,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Roy J. Bostock
Chairman of the Board
Yahoo! Inc. (YHOO)
701 1st Ave
Sunnyvale CA 94089
Phone: 408 349-3300
Fax: 408 349-3301

Dear Mr. Bostock,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

December 14, 2010
Date

cc: Michael J. Callahan
Corporate Secretary
Cathy La Rocca < >
PH:

[YHOO: Rule 14a-8 Proposal, December 14, 2010]
3* – Shareholder Action by Written Consent
RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

This proposal topic won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company only "C" with "High Concern" for Executive Pay – $47 million for Carol Bartz.

The Corporate Library said Ms. Bartz's 2009 golden hello consisted of an inducement option with a grant date value of $27 million, as well as a Make-Up Grant with a grant date value of $10 million. Ms. Bartz also received market-priced stock options that risk giving rewards due to a rising market alone, regardless of CEO performance.

Ms. Bartz was also marked as a "Flagged (Problem) director" by The Corporate Library due to her New York Stock Exchange board service during the tenure of its CEO Dick Grasso – famous for his $140 million golden parachute. Eric Hippeau (33% of our Nomination Committee) and Gary Wilson (33% of our Audit Committee) were marked as "Flagged (Problem) directors" due to their respective involvement with the boards of Global Crossing and the Northwest Airlines (filed for bankruptcy).

Arthur Kern attracted our highest negative votes as the sole member or our Executive Pay Committee, which had 13 meetings in a year. Mr. Kern also had 14-years tenure (independence concern) and was also 33% of our Nomination Committee.

We had no proxy access, no cumulative voting and no shareholder right to call a special meeting. Plus we had a poison pill with a 15% threshold.

Please encourage our board to respond positively to this proposal to initiate the improved corporate governance and financial performance that we deserve: **Shareholder Action by Written Consent – Yes on 3.***

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

RAM TRUST SERVICES

December 14, 2010

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern,

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 260 shares of Yahoo (YHOO) common stock, CUSIP #984332106, since at least November 25, 2009. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,



Michael P. Wood
Sr. Portfolio Manager

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

EXHIBIT D

Subject: FW: Yahoo!: Rule 14a-8 Submission
Attachments: img-104191621-0001.pdf

From: Stephen Carlson (Legal)
Sent: Tuesday, January 04, 2011 7:22 PM
To: FISMA & OMB Memorandum M-07-16 ***
Subject: Yahoo!: Rule 14a-8 Submission

Mr. Chevedden:

Attached please find Yahoo!'s response to your email of January 3, 2011 pertaining to your Rule 14a-8 submission.

Very truly yours,

stephen
carlson
legal director

701 first avenue, sunnyvale, ca, 94089-0703
fax (408) 349 3400

YAHOO!



January 4, 2011

Via Email FISMA & OMB Memorandum M-07-16 ***

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: *Shareholder Proposal*

Dear Mr. Chevedden:

Thank you for your email in response to our letter dated January 3, 2011 concerning the shareholder proposal you submitted to Yahoo! Inc. (the "Company") for inclusion in the Company's proxy materials for our 2011 annual meeting of shareholders.

Please note that Section C.3.c of Staff Legal Bulletin No. 14 (July 13, 2001) published by the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "SEC") instructs that shareholder proposals submitted to a company should be submitted to the company's principal executive offices at the address indicated in the company's proxy statement. This section of Staff Legal Bulletin No. 14 further provides that "[i]f a shareholder sends a proposal to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement."

In the Company's proxy statement for its 2010 annual meeting of shareholders, filed with the SEC on April 29, 2010 and made available to shareholders entitled to vote at the annual meeting on or about May 7, 2010, the Company disclosed on page 6 in the question titled "May I propose actions for consideration at next year's annual meeting or nominate individuals to serve as directors?" that proposals intended to be considered for inclusion in the Company's proxy materials pursuant to Rule 14a-8 should be sent to the Company's Corporate Secretary at 701 First Avenue, Sunnyvale, California 94089.

Preliminarily, we note that we did not become aware that you attempted to submit the proposal to Cathy La Rocca, Sr. Investor Relations Manager, on December 14, 2010 until we received your January 3, 2011 email. Please also note, however, that Ms. La Rocca is not the Company's Corporate Secretary. It is, therefore, our view that the proposal you attempted to submit to Ms. La Rocca did not satisfy the requirements of Rule 14a-8 because it was not properly submitted to the Company's Corporate Secretary at its principal executive officers. In the future, consistent with Section F of Staff Legal Bulletin No. 14C (June 28, 2005), please be advised that you should contact the Company to obtain the correct email address before submitting a shareholder proposal by email to ensure that it is directed to the correct person.

701 first avenue
sunnyvale, ca 94089
phone 408 349 3300 fax 408 349 3301



Our Corporate Secretary did not become aware of your proposal until receiving a copy of the proposal you submitted by mail on December 15, 2010 to the attention of Roy J. Bostock, the Chairman of our Board. That letter was received at the Company's executive offices on December 20, 2010. Accordingly, for the reasons outlined in our January 3, 2011 letter, we continue to believe that your proposal did not meet the requirements of Rule 14a-8 for inclusion in the Company's proxy materials.

In accordance with Rule 14a-8(f)(1), and in order for the proposal you submitted to be eligible for inclusion in the Company's proxy materials, please respond to the requests set forth in our January 3, 2011 letter by the deadline noted in such letter.

Very truly yours,



Christina Lai
Associate General Counsel

EXHIBIT E

Subject: FW: Rule 14a-8 Proposal (YHOO)

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, January 10, 2011 12:11 PM
To: Stephen Carlson (Legal)
Subject: Rule 14a-8 Proposal (YHOO)

Mr. Carlson, Thank you for the January 4, 2010 letter. The company received the rule 14a-8 proposal on December 18, 2010. Thus the January 3, 2011 letter is untimely since it is more than 14-days after December 18, 2010.
Sincerely,
John Chevedden